UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On May 17, 2022, AerCap Holdings N.V. furnished its interim financial report for the quarter ended March 31, 2022.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-234028, 333-235323 and 333-260359 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021	5
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2022 and 2021 ....................................................................................................................................................................	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2022 and 2021	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2022 and 2021	8
Unaudited Condensed Consolidated Statements of Equity for the Three Months ended March 31, 2022 and 2021	11
Notes to the Unaudited Condensed Consolidated Financial Statements	12

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2022 and December 31, 2021

	Note	March 31, 2022	December 31, 2021
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	6	$1,185,702	$1,728,794
Restricted cash	6	160,532	185,959
Trade receivables		128,204	181,455
Flight equipment held for operating leases, net	7	54,568,482	57,825,056
Investment in finance leases, net	8	2,112,421	1,929,220
Flight equipment held for sale	9	165,482	304,362
Prepayments on flight equipment	25	4,539,807	4,586,848
Maintenance rights and lease premium, net	10	3,916,453	4,444,520
Other intangibles, net	10	201,834	208,879
Deferred tax assets	17	113,766	121,571
Associated companies	11	708,631	705,087
Other assets	12	2,406,871	2,348,017
Total Assets		$70,208,185	$74,569,768

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	14	$1,774,761	$1,958,096
Accrued maintenance liability	15	2,241,084	2,900,651
Lessee deposit liability		742,076	773,753
Debt	16	48,912,874	50,204,678
Deferred tax liabilities	17	1,807,612	2,085,230
Commitments and contingencies	25
Total Liabilities		55,478,407	57,922,408

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of March 31, 2022 and December 31, 2021; 250,347,345 and 250,347,345 ordinary shares issued and 245,618,872 and 245,395,448 ordinary shares outstanding (including 5,845,011 and 5,822,811 shares of unvested restricted stock) as of March 31, 2022 and December 31, 2021, respectively	22	3,024	3,024
Additional paid-in capital		8,541,022	8,522,694
Treasury shares, at cost (4,728,473 and 4,951,897 ordinary shares as of March 31, 2022 and December 31, 2021, respectively)		(273,320)	(285,901)
Accumulated other comprehensive loss		(25,687)	(79,335)
Accumulated retained earnings		6,408,091	8,410,261
Total AerCap Holdings N.V. shareholders’ equity		14,653,130	16,570,743
Non-controlling interest		76,648	76,617
Total Equity		14,729,778	16,647,360
Total Liabilities and Equity		$70,208,185	$74,569,768

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$66,453	$94,721
Flight equipment held for operating leases and held for sale		3,020,729	3,411,087
Other assets		132,436	100,638

Accrued maintenance liability		$107,103	$132,996
Debt		1,088,240	1,113,876
Other liabilities		81,687	86,894
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months Ended March 31, 2022 and 2021

		Three Months Ended March 31,
	Note	2022	2021
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$1,553,646	$889,087
Maintenance rents and other receipts		185,895	182,895
Total lease revenue		1,739,541	1,071,982
Net gain on sale of assets		3,285	4,795
Other income	19	47,190	18,573
Total Revenues and other income		1,790,016	1,095,350
Expenses
Depreciation and amortization	7, 10	634,414	396,558
Net charges related to Ukraine Conflict	5	2,728,718	—
Asset impairment	20	2,425	16,332
Interest expense		380,785	280,817
Loss on debt extinguishment		1,140	6,061
Leasing expenses		208,055	44,532
Selling, general and administrative expenses	18	97,475	57,351
Transaction and integration-related expenses	4	17,388	25,478
Total Expenses		4,070,400	827,129

Gain (loss) on investment at fair value		113	(2,463)

(Loss) income before income taxes and income of investments accounted for under the equity method		(2,280,271)	265,758
Income tax benefit (expense)	17	278,307	(39,864)
Equity in net earnings of investments accounted for under the equity method		1,283	2,152
Net (loss) income		$(2,000,681)	$228,046
Net income attributable to non-controlling interest		(149)	(21)
Net (loss) income attributable to AerCap Holdings N.V.		$(2,000,830)	$228,025

Basic (loss) earnings per share	22	$(8.35)	$1.78
Diluted (loss) earnings per share	22	$(8.35)	$1.76

Weighted average shares outstanding - basic	22	239,645,460	127,883,690
Weighted average shares outstanding - diluted	22	239,645,460	129,484,250

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2022 and 2021

	Three Months Ended March 31,
	2022	2021
	(U.S. Dollars in thousands)
Net (loss) income	$(2,000,681)	$228,046

Other comprehensive income:
Net gain on derivatives (Note 13), net of tax of $(7,664) and $(3,065), respectively	53,648	21,452
Total other comprehensive income	53,648	21,452

Comprehensive (loss) income	(1,947,033)	249,498
Comprehensive income attributable to non-controlling interest	(149)	(21)
Total comprehensive (loss) income attributable to AerCap Holdings N.V.	$(1,947,182)	$249,477

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2022 and 2021

	Three Months Ended March 31,
	2022	2021
	(U.S. Dollars in thousands)
Net (loss) income	$(2,000,681)	$228,046
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	634,414	396,558
Net charges related to Ukraine Conflict	2,938,487	—
Asset impairment	2,425	16,332
Amortization of debt issuance costs, debt discount, debt premium and lease premium	83,210	15,944
Amortization of fair value adjustments on debt	(1,991)	(4,119)
Maintenance rights write-off (a)	101,114	15,209
Maintenance liability release to income	(101,162)	(68,472)
Net gain on sale of assets	(3,285)	(4,795)
Deferred tax (benefit) expense	(277,674)	40,382
Share-based compensation	27,503	15,926
Collections of finance leases	61,009	25,763
(Gain) loss on investment at fair value	(113)	2,463
Loss on debt extinguishment	1,140	6,061
Transaction and integration-related expenses	—	14,595
Other	(77,370)	10,984
Changes in operating assets and liabilities:
Trade receivables	39,590	(45,496)
Other assets	10,778	(90,206)
Accounts payable, accrued expenses and other liabilities	(100,838)	(174,823)
Net cash provided by operating activities	1,336,556	400,352
Purchase of flight equipment	(881,608)	(11,039)
Proceeds from sale or disposal of assets	405,107	160,198
Prepayments on flight equipment	(177,176)	(79,879)
Other	7,125	—
Net cash (used in) provided by investing activities	(646,552)	69,280
Issuance of debt	84,996	1,188,357
Repayment of debt	(1,412,038)	(1,357,263)
Debt issuance and extinguishment costs paid, net of debt premium received	(8,684)	(170,002)
Maintenance payments received	202,541	75,917
Maintenance payments returned	(127,541)	(30,237)
Security deposits received	98,132	56,382
Security deposits returned	(92,826)	(49,869)
Dividend paid to non-controlling interest holders and others	(118)	(128)
Repurchase of shares and tax withholdings on share-based compensation	(3,517)	(1,841)
Net cash used in financing activities	(1,259,055)	(288,684)
Net (decrease) increase in cash, cash equivalents and restricted cash	(569,051)	180,948
Effect of exchange rate changes	532	(782)
Cash, cash equivalents and restricted cash at beginning of period	1,914,753	1,495,290
Cash, cash equivalents and restricted cash at end of period	$1,346,234	$1,675,456

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2022 and 2021

	Three Months Ended March 31,
	2022	2021
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$376,568	$357,393
Income taxes paid (refunded), net	276	(240)

(a)Maintenance rights write-off consisted of the following:

End-of-Lease (“EOL”) and Maintenance Reserve (“MR”) contract maintenance rights expense	$137,667	$4,565
MR contract maintenance rights write-off offset by maintenance liability release	214,988	440
EOL contract maintenance rights write-off offset by EOL compensation received	42,952	10,204
EOL and MR contract maintenance rights write-off related to the Ukraine conflict	(294,493)	—
Maintenance rights write-off	$101,114	$15,209

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2022 and 2021
Non-Cash Investing and Financing Activities
Three Months Ended March 31, 2022:
Flight equipment held for operating leases in the amount of $276.8 million was reclassified to investment in finance leases, net/inventory.
Flight equipment held for operating leases in the amount of $41.9 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $14.1 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2021:
Flight equipment held for operating leases in the amount of $19.0 million was reclassified to investment in finance leases, net.
Flight equipment held for operating leases in the amount of $43.5 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $4.1 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended March 31, 2022 and 2021

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2021	250,347,345	$3,024	$8,522,694	$(285,901)	$(79,335)	$8,410,261	$16,570,743	$76,617	$16,647,360
Dividends paid	—	—	—	—	—	—	—	(118)	(118)
Repurchase of shares	—	—	—	(1,458)	—	—	(1,458)	—	(1,458)
Ordinary shares issued, net of tax withholdings	—	—	(9,175)	14,039	—	(1,340)	3,524	—	3,524
Share-based compensation	—	—	27,503	—	—	—	27,503	—	27,503
Total comprehensive income (loss)	—	—	—	—	53,648	(2,000,830)	(1,947,182)	149	(1,947,033)
Balance as of March 31, 2022	250,347,345	$3,024	$8,541,022	$(273,320)	$(25,687)	$6,408,091	$14,653,130	$76,648	$14,729,778

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2020	138,847,345	$1,721	$2,078,125	$(459,994)	$(155,085)	$7,399,703	$8,864,470	$68,016	$8,932,486
Dividends paid	—	—	—	—	—	—	—	(128)	(128)
Ordinary shares issued, net of tax withholdings	—	—	(5,291)	16,766	—	(2,023)	9,452	—	9,452
Share-based compensation	—	—	15,926	—	—	—	15,926	—	15,926
Total comprehensive income	—	—	—	—	21,452	228,025	249,477	21	249,498
Balance as of March 31, 2021	138,847,345	$1,721	$2,088,760	$(443,228)	$(133,633)	$7,625,705	$9,139,325	$67,909	$9,207,234

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V., together with its subsidiaries (“AerCap,” “we,” “us” or the “Company”), is the global leader in aviation leasing, with 2,288 aircraft owned, managed or on order, over 900 engines (including engines owned by our Shannon Engine Support (“SES”) joint venture), over 300 owned helicopters, and total assets of over $70 billion as of March 31, 2022. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Miami, Singapore, Amsterdam, Shanghai, Abu Dhabi and other locations. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
AerCap completed the acquisition of GE Capital Aviation Services (“GECAS”) from General Electric (“GE”) (the “GECAS Transaction”) on November 1, 2021 (the “Closing Date”), as further described in Note 4—GECAS Transaction. The results of GECAS’s operations have been included in our Condensed Consolidated Financial Statements since November 1, 2021.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
2. Basis of presentation (Continued)
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangible assets, investment in finance leases, net, investments, trade receivables, notes receivables, deferred tax assets, income tax accruals and maintenance liabilities. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial flight equipment.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies
Total loss write-offs
Total loss write-offs result from the loss of an asset because of an unforeseen event (for example, an airplane crash incident, physical loss by wrongful deprivation, asset seizure, or other loss event). These events may be insured through the lessee’s insurance policies where we are named as the insured, and under our own insurance policies where the lessee’s insurance policy fails to indemnify us. We recognize an insurance receivable to the extent we have a claim from a loss from a total loss write-off event and the likelihood of recovering such loss or portion of the loss is probable at the balance sheet date.
We recognize insurance proceeds in excess of the loss recognized when all contingencies are resolved, which generally occurs when we receive a non-refundable cash payment from the insurers, or when we execute a binding settlement agreement with the insurers where a non-refundable payment will be made.
Unusual or infrequently occurring events or transactions
A material event or transaction that we consider to be unusual in nature or that is expected to occur infrequently, or both, is reported separately in our Condensed Consolidated Income Statements, gross of income taxes.
Our other significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.
Future application of accounting standards:
Reference Rate Reform
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2020-04, Reference Rate Reform (ASC 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.
Under ASC 848 companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in ASC 848 are effective from March 12, 2020 through December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this interim period and are currently evaluating the adoption impact the standard may have on our financial statements.
As of March 31, 2022, we had approximately $6.7 billion of floating rate debt outstanding that used either one-month, three-month or six-month USD LIBOR as the applicable reference rate to calculate interest on such debt, of which $5.7 billion is set to mature after June 30, 2023. As of March 31, 2022, we had approximately $5.7 billion notional amount of floating rate derivatives outstanding that used either one-month, three-month or six-month USD LIBOR. Certain of our floating rate debt and derivatives contain, or are subject to applicable law that establishes, LIBOR transition fall-back provisions and we expect these to transition to the Secured Overnight Financing Rate (“SOFR”) on or before June 30, 2023.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. GECAS Transaction
AerCap completed the GECAS Transaction on November 1, 2021. Under the terms of the transaction agreement, GE received 111.5 million newly issued AerCap shares, approximately $23 billion of cash and $1 billion of AerCap senior notes. Immediately following the completion of the GECAS Transaction, GE held approximately 46% of AerCap’s issued and outstanding ordinary shares. In connection with the GECAS Transaction, GE appointed two members to join the Board of Directors of AerCap, bringing the number of directors serving on AerCap’s Board of Directors to 11. The GE shares are subject to a lock-up period which will expire in stages from nine to 15 months after the Closing Date. GE has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.
Transaction and integration-related expenses related to the GECAS Transaction consisted of the following for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Professional fees and other expenses	$10,188	$10,883
Severance and other compensation expenses	7,200	—
Banking fees	—	14,595
	$17,388	$25,478

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
5. Net charges related to Ukraine Conflict
On February 24, 2022, Russia launched a large-scale military invasion of Ukraine and is engaged in a broad military conflict with Ukraine (the “Ukraine Conflict”). In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. These sanctions include prohibitions regarding the supply of aircraft and aircraft components to Russian persons or for use in Russia, subject to certain wind-down periods (the “Sanctions”).
Prior to the Ukraine Conflict, we had 135 owned aircraft on lease to Russian airlines, as well as 14 owned engines on lease to Russian airlines, which represented approximately 5% of AerCap’s fleet by net book value as of December 31, 2021. Basic lease rents from our owned aircraft and engines leased to Russian airlines were approximately $33 million for the month of December 2021. We had no helicopters on lease to Russian customers. We have sought to repossess all our aircraft and engines from Russian airlines and remove them from Russia. As of March 31, 2022, we had recovered 22 of our 135 owned aircraft and three of our 14 owned engines outside of Russia. While we continue to hold title to the aircraft that remain in Russia, we have concluded that it is not likely we will regain possession of these assets.
In addition, we had seven owned aircraft on lease to Ukrainian airlines. As of March 31, 2022, five of these aircraft were in temporary storage outside of Ukraine. As of March 31, 2022, the remaining two aircraft were grounded in Ukraine, but the exact status of these aircraft remains difficult to ascertain.
In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations result in reduced revenues and operating cash flows.
The Ukraine Conflict, including the Sanctions and the actions of our former Russian lessees and the Russian government, represents an unusual and infrequent event that is classified separately on our Condensed Consolidated Income Statements. For the three months ended March 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities (including maintenance rights and lease premium intangible assets, maintenance liabilities, security deposits and other balances) and the collection of letter of credit proceeds. We recognized a total loss write-off on our assets that remain in Russia and Ukraine, and impairment losses on the assets we have recovered from Russian and Ukrainian airlines. The impairments recognized on assets recovered from Russian and Ukrainian airlines are based on the expected commercial strategy and corresponding cash flow estimates for each asset.

Three Months Ended
March 31, 2022
(U.S. Dollars in millions)
Write-offs and impairments of flight equipment	$3,176
Derecognition of lease-related assets and liabilities	(237)
Letters of credit receipts	(210)
Net charges related to Ukraine Conflict	$2,729
We had letters of credit related to our aircraft and engines leased to Russian airlines as of February 24, 2022 of approximately $260 million, all confirmed by financial institutions in Western Europe. We have presented requests for payment to all these institutions. To date, we have received payments of $210 million related to these letters of credit. We have initiated legal proceedings against one financial institution which rejected our payment demands in respect of certain letters of credit.
Our lessees are required to provide insurance coverage with respect to leased aircraft and we are named as insureds under those policies in the event of a total loss of an aircraft or engine. We also purchase insurance which provides us with coverage when our flight equipment is not subject to a lease or where a lessee’s policy fails to indemnify us. We have submitted an insurance claim for approximately $3.5 billion with respect to all aircraft and engines remaining in Russia and intend to pursue all of our claims under these policies with respect to our assets leased to Russian airlines as of February 24, 2022. However, the collection, timing and amount of any recoveries under these policies are uncertain and we have not recognized any claim receivables as of March 31, 2022.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
6. Cash, cash equivalents and restricted cash
Our restricted cash balance was $160.5 million and $186.0 million as of March 31, 2022 and December 31, 2021, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings and Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility, our Brazilian Development Bank (“BNDES”) financing and other debt. See Note 16—Debt.
The following is a summary of our cash, cash equivalents and restricted cash as of March 31, 2022, December 31, 2021 and March 31, 2021:

	March 31, 2022	December 31, 2021	March 31, 2021
Cash and cash equivalents	$1,185,702	$1,728,794	$1,447,514
Restricted cash	160,532	185,959	227,942
Total cash, cash equivalents and restricted cash	$1,346,234	$1,914,753	$1,675,456
7. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Net book value at beginning of period	$57,825,056	$35,156,450
Depreciation	(625,317)	(390,375)
Additions, net of disposals and transfers to held for sale	824,254	(162,635)
Transfers to investment in finance leases, net/inventory	(276,823)	(18,960)
Write-offs and impairments (Note 5 and 20)	(3,178,688)	(16,332)
Net book value at end of period	$54,568,482	$34,568,148

Accumulated depreciation and impairment as of March 31, 2022 and 2021, respectively:	$(11,242,260)	$(10,087,789)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Investment in finance leases, net
Components of investment in finance leases, net as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
Future minimum lease payments to be received, net	$1,736,383	$1,275,379
Estimated residual values of leased flight equipment	1,161,706	1,131,419
Less: Unearned income	(708,675)	(406,286)
Less: Allowance for credit losses (Note 21)	(76,993)	(71,292)
	$2,112,421	$1,929,220
During the three months ended March 31, 2022 and 2021, we recognized interest income from investment in finance leases, net of $37.0 million and $12.2 million, respectively, included in basic lease rents.
9. Flight equipment held for sale
As of March 31, 2022, six aircraft, one engine and four helicopters with a total net book value of $165.5 million met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessees of approximately $0.8 million will be assumed by the buyers of these aircraft upon consummation of the individual sales transactions.
As of December 31, 2021, 13 aircraft met the held for sale criteria. During the first quarter of 2021, the sale of ten of those aircraft closed and the remaining aircraft were held for sale as of March 31, 2022.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Maintenance rights	$2,896,400	$3,292,007
Lease premium, net	1,020,053	1,152,513
	$3,916,453	$4,444,520
Movements in maintenance rights during the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Maintenance rights at beginning of period	$3,292,007	$642,825
EOL and MR contract maintenance rights expense (a)	(137,667)	(4,565)
MR contract maintenance rights write-off offset by maintenance liability release (a)	(214,988)	(440)
EOL contract maintenance rights write-off offset by EOL compensation received	(42,952)	(10,204)
EOL and MR contract maintenance rights write-off offset by sale of aircraft	—	(2,362)
Maintenance rights at end of period	$2,896,400	$625,254

(a)EOL and MR contract maintenance rights expense and MR contract maintenance rights write-off offset by maintenance liability release for the three months ended March 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 5—Net charges related to Ukraine Conflict for further details.
The following tables present details of lease premium assets and related accumulated amortization as of March 31, 2022 and December 31, 2021:

	March 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,118,006	$(97,953)	$1,020,053

	December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$1,216,541	$(64,028)	$1,152,513

Lease premium assets that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2022, we recorded amortization expense for lease premium assets of $61.8 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Intangibles (Continued)
Other intangibles
Other intangibles consisted of the following as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Customer relationships, net	$193,118	$198,412
Other intangible assets	8,716	10,467
	$201,834	$208,879
The following tables present details of customer relationships and related accumulated amortization as of March 31, 2022 and December 31, 2021:

	March 31, 2022
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(166,882)	$193,118

	December 31, 2021
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(161,588)	$198,412
During the three months ended March 31, 2022 and 2021, we recorded amortization expense for customer relationships of $5.3 million.
11. Associated Companies

As of March 31, 2022 and December 31, 2021, associated companies accounted for under the equity method of accounting consisted of the following:

	% Ownership as of March 31, 2022	March 31, 2022	December 31, 2021
Shannon Engine Support	50.0	$528,926	$530,815
AerDragon Aviation Partners Limited and its Subsidiaries (“AerDragon”)	16.7	82,912	81,336
AerLift Leasing Limited and Subsidiaries (“AerLift”)	39.3	31,802	31,047
Einn Volant Aircraft Leasing Holdings Ltd. (“EV”)	9.5	23,811	21,020
Gilead Aviation Designated Activity Company (“Gilead”)	9.9	20,246	13,713
Acsal Holdco, LLC (“ACSAL”)	19.4	16,583	21,018
Mubadala Infrastructure Investments Limited (“MIP”)	5.7	4,351	6,138
		$708,631	$705,087

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
12. Other assets
Other assets consisted of the following as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Notes receivable, net of allowance for credit losses (a) (b)	$605,166	$616,883
Straight-line rents, prepaid expenses and other	516,674	452,259
Loans receivable, net of allowance for credit losses (c)	388,258	403,378
Lease incentives	140,044	158,417
Operating lease right of use assets, net	86,727	95,814
Derivative assets (Note 13)	68,826	16,909
Inventory	51,940	48,584
Investments	45,219	45,254
Debt issuance costs	33,869	30,065
Other tangible fixed assets	31,271	25,418
Other receivables, net (d)	438,877	455,036
	$2,406,871	$2,348,017

(a)Notes receivable as of March 31, 2022 and December 31, 2021 included $577 million and $587 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of March 31, 2022 and December 31, 2021 also included $29 million and $30 million, respectively, related to aircraft sale and other transactions.
(b)As of March 31, 2022 and December 31, 2021, we had $34 million and $41 million, respectively, allowance for credit losses on notes receivable. Refer to Note 21—Allowance for credit losses for further details.
(c)As of both March 31, 2022 and December 31, 2021, we had a $5 million allowance for credit losses on loans receivable. Refer to Note 21—Allowance for credit losses for further details. During the three months ended March 31, 2022 and 2021, we recognized interest income from loans receivable, net of allowance for credit losses of $6 million and nil, respectively, included in other income.
(d)Other receivables as of March 31, 2022 and December 31, 2021 included a $66 million receivable from GE. Refer to Note 24—Related party transactions for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of March 31, 2022, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR or Term SOFR, as applicable.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. We had not advanced any cash collateral to, or received any cash collateral from, counterparties as of March 31, 2022 or December 31, 2021.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets.
The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting cash flow hedges:
Interest rate caps	$2,062,000	$45,843	$2,703,500	$14,203
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$100,000	$7,352	$—	$—
Interest rate caps	675,000	15,631	475,000	2,706
Total derivative assets		$68,826		$16,909

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	March 31, 2022		December 31, 2021
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate swaps	$500,000	$2,197	$500,000	$6,627
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$2,393,500	$21,172	$2,616,000	$64,570
Total derivative liabilities		$23,369		$71,197

(a)The notional amount is excluded for caps and swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Derivative financial instruments (Continued)
We recorded the following in other comprehensive gain or loss related to derivative financial instruments for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$50,750	$22,287
Interest rate caps	9,395	1,465
Derivative premium and amortization	1,167	765
Income tax effect	(7,664)	(3,065)
Net gain on derivatives, net of tax	$53,648	$21,452
We expect to reclassify approximately $17 million from accumulated other comprehensive income (loss) (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months.
The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$36,070	$9,750
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(19,291)	(21,297)
Gain (loss) recognized in interest expense	$16,779	$(11,547)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
14. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Deferred revenue	$470,880	$510,715
Accounts payable and accrued expenses	750,780	850,215
Accrued interest	362,775	352,374
Operating lease liabilities	166,957	173,595
Derivative liabilities (Note 13)	23,369	71,197
	$1,774,761	$1,958,096
15. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Accrued maintenance liability at beginning of period	$2,900,651	$1,750,395
Maintenance payments received	202,541	75,917
Maintenance payments returned	(127,541)	(30,237)
Release to income upon sale	(14,079)	(4,125)
Release to income other than upon sale (a)	(668,164)	(68,472)
Lessor contribution, top-ups and other (a)	(52,324)	(5,790)
Accrued maintenance liability at end of period	$2,241,084	$1,717,688

(a)Accrued maintenance liability released to income other than upon sale and lessor contribution, top-ups and other for the three months ended March 31, 2022 included amounts related to the Ukraine Conflict. Refer to Note 5—Net charges related to Ukraine Conflict for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Debt
As of March 31, 2022, the principal amount of our outstanding indebtedness totaled $49.2 billion, which excluded debt issuance costs, debt discounts and debt premium of $326 million, and our undrawn lines of credit and other available secured debt were $10.6 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2022, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2022 and December 31, 2021:

	March 31, 2022						December 31, 2021
Debt obligation	Collateral (number of aircraft and helicopters)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$750,000	$—	$750,000	5.88%	2022	$1,034,274
AerCap Trust (b) & AICDC (c) Notes		33,800,000	—	33,800,000	3.07%	2041	34,167,202
Revolving credit facilities (d)		9,034,000	9,034,000	—	—	2025	—
Other unsecured debt		1,650,750	—	1,650,750	2.25%	2024	1,874,000
Fair value adjustment		—	—	2,432			4,210
TOTAL UNSECURED		$45,234,750	$9,034,000	$36,203,182			$37,079,686
Secured
Export credit facilities (e)	42	1,232,064	—	1,232,064	2.09%	2033	1,276,557
Institutional secured term loans & secured portfolio loans	265	8,099,852	—	8,099,852	2.97%	2032	8,428,534
AerFunding Revolving Credit Facility	26	2,075,000	1,308,992	766,008	2.31%	2027	783,488
Other secured debt (f)	22	949,465	290,750	658,715	3.51%	2039	700,842
Fair value adjustment		—	—	2,148			2,361
TOTAL SECURED		$12,356,381	$1,599,742	$10,758,787			$11,191,782
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	5.25%	2079	2,250,000
Subordinated debt issued by VIEs		27,219	—	27,219	—	2026	27,219
Fair value adjustment		—	—	(214)			(215)
TOTAL SUBORDINATED		$2,277,219	$—	$2,277,005			$2,277,004
Debt issuance costs, debt discounts and debt premium				(326,100)			(343,794)
	355	$59,868,350	$10,633,742	$48,912,874			$50,204,678

(a)The weighted average interest rate for our floating rate debt of $9.0 billion is calculated based on the U.S. dollar LIBOR or SOFR rate, as applicable, as of the most recent interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate interest alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).
(d)Asia Revolver and Citi Revolvers (the “Revolving credit facilities”).
(e)An additional $0.8 billion of commitment has been approved by the Export Credit Agencies, subject to customary conditions at drawdown.
(f)In addition to the 22 aircraft, 74 engines are pledged as collateral.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
16. Debt (Continued)
Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerFunding Revolving Credit Facility
In April 2006, AerFunding entered into a non-recourse senior secured revolving credit facility. In March 2022, AerFunding amended this facility, extending the revolving period to September 2024, following which there is a 30-month term out period. The final maturity date of the AerFunding Revolving Credit Facility is March 2027.
17. Income taxes
Our effective tax rate was 12.2% for the three months ended March 31, 2022, and 15% for the three months ended March 31, 2021. During the three months ended March 31, 2022, we recorded approximately $341 million of income tax benefit due to the recognition of net charges related to the Ukraine Conflict. See Note 5—Net charges related to Ukraine Conflict. Excluding these charges, our effective tax rate for the full year 2022 is expected to be 14%, compared to the effective tax rate of 14.2% for the full year 2021. The effective tax rate is impacted by the source and amount of earnings among our various tax jurisdictions, permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
18. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Personnel expenses	$45,067	$26,255
Share-based compensation	27,503	15,926
Professional services	8,941	6,568
Office expenses	6,049	3,222
Travel expenses	4,064	602
Other expenses	5,851	4,778
	$97,475	$57,351
19. Other income
Other income consisted of the following for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Management fees	$10,197	$1,783
Interest and other income	36,993	16,790
	$47,190	$18,573

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Asset Impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
During the three months ended March 31, 2022, and 2021, we recognized impairment charges of $2.4 million and $16.3 million, respectively. These impairment charges related to lease terminations or sales transactions and were offset by maintenance revenue recognized when we retained maintenance-related balances or received EOL compensation.
During the three months ended March 31, 2022, we also recognized write-offs and impairments of flight equipment of $3.2 billion related to the Ukraine Conflict. Please refer to Note 5—Net charges related to Ukraine Conflict.
21. Allowance for credit losses
Movements in the allowance for credit losses during the three months ended March 31, 2022 were as follows:

	Three Months Ended March 31,
	2022				2021
	Investment in finance leases	Notes receivable	Loans receivable	Total	Total
Allowance for credit losses at beginning of period	$71,292	$40,964	$5,291	$117,547	$67,153
Current period provision for expected credit losses	32,813	29,046	(172)	61,687	5,292
Write-offs charged against the allowance	(27,112)	(36,222)	—	(63,334)	—
Allowance for credit losses at end of period	$76,993	$33,788	$5,119	$115,900	$72,445
During the three months ended March 31, 2022, we increased our credit provision, classified in Net charges related to Ukraine Conflict, by $56.4 million primarily reflecting the losses due to the Ukraine Conflict. During the three months ended March 31, 2021, we increased our credit provision, classified in leasing expenses, by $5.3 million to reflect the increased credit risk due to the Covid-19 pandemic.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 5,845,011 and 2,591,959 shares of unvested restricted stock as of March 31, 2022 and 2021, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. However due to the reported loss for the three months ended March 31, 2022, basic EPS is not adjusted by the effect of dilutive securities. The number of shares under our equity compensation plans which could dilute EPS in the future was 4,423,232 for the three months ended March 31, 2022. The number of shares excluded from diluted shares outstanding was 26,439 for the three months ended March 31, 2021, because the effect of including these shares in the calculation would have been anti-dilutive.

The computation of basic and diluted EPS for the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Net (loss) income for the computation of basic EPS	$(2,000,830)	$228,025
Weighted average ordinary shares outstanding - basic	239,645,460	127,883,690
Basic EPS	$(8.35)	$1.78

	Three Months Ended March 31,
	2022	2021
Net (loss) income for the computation of diluted EPS	$(2,000,830)	$228,025
Weighted average ordinary shares outstanding - diluted	239,645,460	129,484,250
Diluted EPS	$(8.35)	$1.76
The computations of ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
	Number of ordinary shares
Ordinary shares issued	250,347,345	250,347,345
Treasury shares	(4,728,473)	(4,951,897)
Ordinary shares outstanding	245,618,872	245,395,448
Shares of unvested restricted stock	(5,845,011)	(5,822,811)
Ordinary shares outstanding, excluding shares of unvested restricted stock	239,773,861	239,572,637

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2022, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2022 and December 31, 2021, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 16—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing flight equipment and obtaining financing secured by such flight equipment. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerCap Partners I Holding Limited (“AerCap Partners I”), AerCap Partners 767 Limited (“AerCap Partners 767”) and AerFunding are entities where we have determined we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I and AerFunding for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Variable interest entities (Continued)
AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of March 31, 2022, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
As of March 31, 2022, AerCap Partners 767 did not own any aircraft and had no subordinated debt outstanding.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of March 31, 2022, AerFunding had $766.0 million outstanding under a secured revolving credit facility and $2.1 billion of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Carrying value of debt and equity investments	$131,297	$133,401
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value.
AerDragon, AerLift and ACSAL are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Related party transactions
GE
As described in Note 4—GECAS Transaction, AerCap completed the GECAS Transaction on November 1, 2021. Consequently, GE became a related party upon the Closing Date of the GECAS Transaction. We may purchase, sell or lease flight equipment from/to GE and GE provides services to AerCap under a transition services agreement.
During the three months ended March 31, 2022, AerCap recognized rental income from engines on lease to GE of approximately $31 million and purchases with GE of approximately $4 million.
As of March 31, 2022, AerCap had an outstanding payable balance of $7 million and a receivable balance of $68 million with GE. As of December 31, 2021, AerCap had an outstanding payable balance of $6 million and a receivable balance of $66 million with GE.
Equity Method Investments
SES
SES is a 50% joint venture and is considered a related party. During the three months ended March 31, 2022, we recognized lease rental income from SES of $18 million.
Other related parties
The following tables present amounts received from other related parties as detailed in Note 11—Associated companies for management fees and dividends for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Management fees and other	$5,315	$323
Dividends	7,159	90
	$12,474	$413
25. Commitments and contingencies
Flight equipment on order
As of March 31, 2022, we had commitments to purchase 464 new aircraft, scheduled for delivery through 2027, including aircraft under the agreement entered into in April 2022 (see Note 27—Subsequent Events), and excluding aircraft for which we have cancellation rights, and aircraft with contracted sales at delivery. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired. As of March 31, 2022, we also had commitments to purchase 32 new engines and 16 new helicopters for delivery through 2025.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the flight equipment manufacturers. Movements in prepayments on flight equipment during the three months ended March 31, 2022 and 2021 were as follows:

	Three Months Ended March 31,
	2022	2021
Prepayments on flight equipment at beginning of period	$4,586,848	$2,111,659
Prepayments and additions during the period, net	161,200	135,264
Interest paid and capitalized during the period	20,341	5,894
Prepayments and capitalized interest applied to the purchase of flight equipment	(228,582)	(6,488)
Prepayments on flight equipment at end of period	$4,539,807	$2,246,329
Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP has appealed the STF’s latest order.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Commitments and contingencies (Continued)
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgment to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.
Transbrasil Litigation
We are party to a group of related actions arising from the leasing of various aircraft and engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively, with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the Lessors individually brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the Lessors filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award; and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of the Transbrasil Provisional Enforcement Actions. The TJSP has since affirmed the dismissals of the actions seeking statutory penalties and attorneys’ fees. Lessors’ motion to clarify relating to the dismissal of the Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
The only matters remaining to be resolved are: (i) a motion to clarify relating to the dismissal of a lower court appeal with respect to the Indemnity Claim and (ii) a number of court-mandated legal fee assessments for (a) proofs of claim filed by the Lessors against the Transbrasil bankruptcy estate and (b) various otherwise-concluded enforcement proceedings, including the Provisional Enforcement Proceedings.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

26. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2022 and December 31, 2021, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2. As of March 31, 2022 and December 31, 2021, we held an investment at fair value of $38.5 million and $38.4 million, respectively, based on quoted market prices. The valuation of this investment was classified as Level 1.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2022 and December 31, 2021:

	March 31, 2022
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$38,480	$38,480	$—	$—
Derivative assets	68,826	—	68,826	—

Liabilities
Derivative liabilities	$23,369	$—	$23,369	$—

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets
Investment, at fair value	$38,367	$38,367	$—	$—
Derivative assets	16,909	—	16,909	—

Liabilities
Derivative liabilities	$71,197	$—	$71,197	$—
Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of our flight equipment and certain definite-lived intangible assets on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.
Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
For flight equipment that we measured at fair value on a non-recurring basis, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs for the three months ended March 31, 2022 :

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$284,079	Income approach	Discount rate	6.5%
			Non-contractual cash flows	100%
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The non-contractual cash flows represent management’s estimate of the non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.
Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).
As of March 31, 2022, we held an investment at fair value of $38.5 million, based on quoted market price. The valuation of this investment was classified as Level 1.
As of March 31, 2022, loans receivable and notes receivable carried at amortized cost had estimated fair values of $386.4 million and $605.2 million, respectively, and were classified as Level 3.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
26. Fair value measurements (Continued)
All of our financial instruments are carried at amortized cost, other than our derivatives and investment which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,185,702		$1,185,702	$1,185,702	$—	$—
Restricted cash	160,532		160,532	160,532	—	—
Loans receivable	388,258		386,396	—	—	386,396
Notes receivable	605,166		605,166	—	—	605,166
Investment, at fair value	38,480		38,480	38,480	—	—
Derivative assets	68,826		68,826	—	68,826	—
	$2,446,964		$2,445,102	$1,384,714	$68,826	$991,562
Liabilities
Debt	$49,238,974	(a)	$47,147,581	$—	$47,147,581	$—
Derivative liabilities	23,369		23,369	—	23,369	—
	$49,262,343		$47,170,950	$—	$47,170,950	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2021
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,728,794		$1,728,794	$1,728,794	$—	$—
Restricted cash	185,959		185,959	185,959	—	—
Loans receivable	403,378		403,378	—	—	403,378
Notes receivable	616,883		616,883	—	—	616,883
Investment, at fair value	38,367		38,367	38,367
Derivative assets	16,909		16,909	—	16,909	—
	$2,990,290		$2,990,290	$1,953,120	$16,909	$1,020,261
Liabilities
Debt	$50,548,472	(a)	$51,348,160	$—	$51,348,160	$—
Derivative liabilities	71,197		71,197	—	71,197	—
	$50,619,669		$51,419,357	$—	$51,419,357	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
27. Subsequent events
In April 2022, we entered into an agreement with Boeing to remove cancellation rights for certain Boeing 737 MAX aircraft that we had ordered. These aircraft are expected to be delivered in 2024 through 2026 and have a total value of approximately $8.3 billion based on the current list price; the actual purchase prices are expected to be significantly lower. We now have commitments to purchase 464 aircraft (including 16 purchase and leaseback transactions, and excluding aircraft for which we have cancellation rights and aircraft with contracted sales at delivery), 32 engines, 16 helicopters and other commitments through 2027.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the potential impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows;
•the severity, extent and duration of the Covid-19 pandemic, including the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows;

•the availability of capital to us and to our customers and changes in interest rates;
•a downgrade in any of our credit ratings;
•the ability of our lessees and potential lessees to make lease payments to us;
•our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aviation leasing and aviation asset management services;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•competitive pressures within the industry;
•the negotiation of flight equipment management services contracts;
•our ability to successfully integrate GECAS or achieve the anticipated benefits of the GECAS Transaction;
•the potential impact of the consummation of the GECAS Transaction on our relationships, including with employees, suppliers, customers and competitors;
•regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Flight equipment portfolio
We are the global leader in aviation leasing with a portfolio consisting of 3,615 aircraft, engines (including engines owned by our SES joint venture) and helicopters that were owned, on order or managed as of March 31, 2022. We provide a wide range of assets for lease, including narrowbody and widebody aircraft, regional jets, freighters, engines and helicopters. We focus on acquiring in-demand flight equipment at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our investors. We have the infrastructure, expertise and resources to execute a large number of diverse transactions in a variety of market conditions. Our teams of dedicated marketing and asset trading professionals have been successful in leasing and managing our asset portfolio. During the three months ended March 31, 2022, we executed 157 aviation asset transactions.
Aircraft portfolio
As of March 31, 2022, we owned 1,634 aircraft and we managed 190 aircraft. As of March 31, 2022, we had commitments to purchase 464 new aircraft, scheduled for delivery through 2027. As of March 31, 2022, the weighted average age of our 1,634 owned aircraft fleet, weighted by net book value, was 7.0 years. As of March 31, 2022, 1,498 of our 1,634 owned aircraft were on lease and 136 aircraft were off-lease. As of May 13, 2022, of the 136 aircraft, 51 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), 41 were re-leased or under commitments for re-lease, 38 aircraft were being marketed for re-lease (which represented approximately 1% of the aggregate net book value of our fleet) and six aircraft were sold or under commitments to be sold. During the three months ended March 31, 2022 our owned aircraft utilization rate was 95%, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft.
The following table presents our aircraft portfolio by type of aircraft as of March 31, 2022:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft (b)	Total owned, managed and on order aircraft
Airbus A220 Family	2	—	1	9	12
Airbus A320 Family	481	13%	73	—	554
Airbus A320neo Family	307	28%	17	253	577
Airbus A330	67	3%	9	—	76
Airbus A330neo Family	—	—	—	12	12
Airbus A350	41	10%	6	—	47
Boeing 737 MAX	49	4%	2	131	182
Boeing 737NG	344	13%	73	—	417
Boeing 777-200ER	18	—	—	—	18
Boeing 777-300 / 300ER	45	4%	1	—	46
Boeing 787	99	21%	1	21	121
Embraer E190 / 195 / E2	67	1%	—	33	100
Other (a)	52	1%	—	5	57
Passenger Aircraft	1,572	98%	183	464	2,219
Boeing 737	38	1%	7	—	45
Boeing 747 / 767 / 777	24	1%	—	—	24
Freighter Aircraft	62	2%	7	—	69
Total	1,634	100%	190	464	2,288

(a)Other includes 52 owned aircraft (including nine Embraer E170/175 aircraft; 21 Boeing 767 aircraft; 19 ATR and De Havilland Canada DHC-8-400 aircraft and three Boeing 757 aircraft) and five regional jet aircraft on order.
(b)Excludes aircraft for which we have cancellation rights, and aircraft with contracted sales at delivery. Includes aircraft under the agreement entered into in April 2022; please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 27—Subsequent Events.”

During the three months ended March 31, 2022, we had the following activity related to flight equipment:

	Held for operating leases	Investment in finance leases, net	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,517	226	13	1,756
Aircraft purchases	20	—	—	20
Aircraft reclassified to held for sale	(3)	—	3	—
Aircraft sold or designated for part-out (a)	(16)	(3)	(10)	(29)
Aircraft reclassified to investment in finance leases, net	(1)	1	—	—
Write-offs of aircraft (Note 5)	(111)	(2)	—	(113)
Number of owned aircraft at end of period	1,406	222	6	1,634

(a)Includes nine aircraft that were reclassified to inventory.
Critical accounting policies and estimates
There have been no significant changes to our critical accounting policies and estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022, except for the addition and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies.”

Comparative results of operations
Results of operations for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021

	Three Months Ended March 31,		Increase/ (Decrease)
	2022	2021
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$1,553,646	$889,087	$664,559
Maintenance rents and other receipts	185,895	182,895	3,000
Total lease revenue	1,739,541	1,071,982	667,559
Net gain on sale of assets	3,285	4,795	(1,510)
Other income	47,190	18,573	28,617
Total Revenues and other income	1,790,016	1,095,350	694,666
Expenses
Depreciation and amortization	634,414	396,558	237,856
Net charges related to Ukraine Conflict	2,728,718	—	2,728,718
Asset impairment	2,425	16,332	(13,907)
Interest expense	380,785	280,817	99,968
Loss on debt extinguishment	1,140	6,061	(4,921)
Leasing expenses	208,055	44,532	163,523
Selling, general and administrative expenses	97,475	57,351	40,124
Transaction and integration-related expenses	17,388	25,478	(8,090)
Total Expenses	4,070,400	827,129	3,243,271
Gain (loss) on investment at fair value	113	(2,463)	2,576
(Loss) income before income taxes and income of investments accounted for under the equity method	(2,280,271)	265,758	(2,546,029)
Income tax benefit (expense)	278,307	(39,864)	318,171
Equity in net earnings of investments accounted for under the equity method	1,283	2,152	(869)
Net (loss) income	$(2,000,681)	$228,046	$(2,228,727)
Net income attributable to non-controlling interest	(149)	(21)	(128)
Net (loss) income attributable to AerCap Holdings N.V.	$(2,000,830)	$228,025	$(2,228,855)
Basic lease rents. The increase in basic lease rents of $664.6 million, or 75%, was attributable to:
•the acquisition of assets between January 1, 2021 and March 31, 2022, including the assets acquired as part of the GECAS Transaction, with an aggregate net book value of $27.8 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $645.7 million;
•a $107.9 million lower impact on basic lease rents as a result of the application of Cash Accounting during the three months ended March 31, 2022 compared to the three months ended March 31, 2021;
partially offset by
•a decrease in basic lease rents of $75.7 million primarily due to lease transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period;
•the sale of assets between January 1, 2021 and March 31, 2022 with an aggregate net book value of $1.1 billion on their respective sale dates, resulting in a decrease in basic lease rents of $13.3 million.

Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $3 million, or 2%, was attributable to:
•an increase of $51.6 million in maintenance revenue and other receipts from lease terminations;
partially offset by
•a decrease of $48.6 million in regular maintenance rents, primarily due to lower EOL and other compensation received.
Net gain on sale of assets. The decrease in net gain on sale of assets of $1.5 million was primarily due to the composition of asset sales. During the three months ended March 31, 2022, we sold 23 assets for sale proceeds of $451.8 million and during the three months ended March 31, 2021, we sold nine aircraft for proceeds of $184.5 million.
Other income. The increase in other income of $28.6 million was primarily due to an increase in management fees, interest and other income as a result of the GECAS Transaction.
Depreciation and amortization. The increase in depreciation and amortization of $237.9 million, or 60%, was primarily a result of the GECAS Transaction and aircraft purchases, offset by aircraft sales during the three months ended March 31, 2022 compared to the three months ended March 31, 2021.
Net charges related to Ukraine Conflict. For the three months ended March 31, 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, comprised of write-offs and impairments of flight equipment, which were partially offset by the derecognition of lease-related assets and liabilities and the collection of letter of credit proceeds. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 5—Net charges related to Ukraine Conflict.”
Asset impairment. For the three months ended March 31, 2022, asset impairments, which related to lease terminations, were offset by lease revenue recognized when we retained maintenance-related balances or received EOL compensation.
Interest expense. The increase in interest expense of $100 million, or 36%, was primarily attributable to a $21.0 billion increase in the average outstanding debt balance to $49.9 billion as of March 31, 2022 from $28.9 billion as of March 31, 2021, primarily resulting from debt incurred to finance the GECAS Transaction.
Leasing expenses. The increase in leasing expenses of $163.5 million was primarily due to $109.8 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses, $45.8 million of higher maintenance rights asset amortization as a result of the GECAS Transaction and $7.9 million of higher expenses primarily related to airline defaults.
Selling, general and administrative expenses. The increase in selling, general and administrative expenses of $40.1 million, or 70%, was primarily due to higher compensation-related expenses as a result of the GECAS Transaction.
Transaction and integration-related expenses. During the three months ended March 31, 2022 and 2021, we recognized $17.4 million and $25.5 million of expenses, respectively, related to the GECAS Transaction.
Income tax benefit (expense). The effective tax rate was 12.2% for the three months ended March 31, 2022, and 15% for the three months ended March 31, 2021. During the three months ended March 31, 2022, we recorded approximately $341 million of income tax benefit due to the recognition of net charges related to the Ukraine Conflict. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 5—Net charges related to the Ukraine Conflict.” The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, as well as certain discrete items. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,336.6	$400.4
Net cash (used in) provided by investing activities	(646.6)	69.3
Net cash used in financing activities	(1,259.1)	(288.7)
Cash flows provided by operating activities. During the three months ended March 31, 2022, our cash provided by operating activities of $1.3 billion was the result of net loss of $2.0 billion, other adjustments to net loss of $3.3 billion and collections of finance leases of $61.0 million, partially offset by the net change in operating assets and liabilities of $50.5 million. During the three months ended March 31, 2021, our cash provided by operating activities of $400.4 million was the result of net income of $228.0 million, other adjustments to net income of $457.1 million and collections of finance leases of $25.8 million, partially offset by the net change in operating assets and liabilities of $310.5 million.
Cash flows (used in) provided by investing activities. During the three months ended March 31, 2022, our cash used in investing activities of $646.6 million primarily consisted of cash used for the purchase of flight equipment and other assets of $1.1 billion, partially offset by cash provided by asset sales of $405.1 million. During the three months ended March 31, 2021, our cash provided by investing activities of $69.3 million primarily consisted of cash provided by asset sales of $160.2 million, partially offset by cash used for the purchase of flight equipment and other assets of $90.9 million.
Cash flows used in financing activities. During the three months ended March 31, 2022, our cash used in financing activities of $1.3 billion primarily consisted of cash used for debt repayments, debt issuance and extinguishment costs, net of new financing proceeds and debt premium received of $1.3 billion, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $3.5 million, cash used for the payment of dividends to our non-controlling interest holders of $0.1 million and net cash provided by maintenance payments and security deposits received of $80.3 million. During the three months ended March 31, 2021, our cash used in financing activities of $288.7 million primarily consisted of cash used for debt repayments and debt issuance and extinguishment costs, net of new financing proceeds and debt premium of $339.0 million, cash used for the payments of tax withholdings on share-based compensation of $1.8 million and cash used for the payment of dividends to our non-controlling interest holders of $0.1 million, partially offset by cash provided by net receipts of maintenance and security deposits of $52.2 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for flight equipment on delivery. As of March 31, 2022, we had commitments to purchase 464 new aircraft, scheduled for delivery through 2027, including aircraft under the agreement entered into in April 2022 (see “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 27—Subsequent Events”), and excluding aircraft for which we have cancellation rights, and aircraft with contracted sales at delivery. We also had commitments to purchase 32 engines and 16 helicopters through 2025. In October 2021, we incurred significant additional debt to fund the acquisition of GECAS. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 16—Debt.”
As of March 31, 2022, our cash balance was $1.3 billion, including unrestricted cash of $1.2 billion, and we had $10.6 billion of undrawn lines of credit available under our revolving credit facilities, term loan facilities and other available secured debt. As of March 31, 2022, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $12.7 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $17 billion. As of March 31, 2022, our existing sources of liquidity were sufficient to operate our business and cover approximately 2.1x of our debt maturities and contracted capital requirements for the next 12 months. As of March 31, 2022, the principal amount of our outstanding indebtedness, which excludes debt issuance costs, debt discounts and debt premium of $326 million, totaled $49.2 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

In response to the Ukraine Conflict and ongoing related hostilities, the United States, the European Union, the United Kingdom and other countries have imposed broad, far-reaching sanctions against Russia, certain Russian persons and certain activities involving Russia or Russian persons. In compliance with all applicable sanctions in March 2022, we terminated the leasing of all of our aircraft and engines with Russian airlines. These terminations result in reduced revenues and operating cash flows. Basic lease rents from our owned aircraft and engines leased to Russian airlines were approximately $33 million for the month of December 2021. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)— Note 5—Net charges related to Ukraine Conflict” for further details.
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring flight equipment, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three months ended March 31, 2022, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, debt issuance fees, upfront fees and other impacts was 3.0%. As of March 31, 2022, our adjusted debt to equity ratio was 2.9 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2022 and December 31, 2021.

Contractual obligations
Our estimated future obligations as of March 31, 2022 include both current and long-term obligations. Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase flight equipment and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations, excluding purchase obligations, and their payment dates as of March 31, 2022:

	2022 - remaining	2023	2024	2025	2026	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$1,780.7	$5,370.1	$7,250.0	$3,650.0	$5,250.0	$12,900.0	$36,200.8
Secured debt facilities	867.9	1,926.1	1,644.6	2,110.1	802.1	3,405.8	10,756.6
Subordinated debt facilities	—	—	—	—	—	2,277.2	2,277.2
Estimated interest payments (a)	1,193.4	1,429.5	1,193.9	1,008.7	793.9	6,387.1	12,006.5
Operating leases (b)	47.2	52.9	50.0	15.0	9.4	34.1	208.6
Total	$3,889.2	$8,778.6	$10,138.5	$6,783.8	$6,855.4	$25,004.2	$61,449.7

(a)Estimated interest payments for floating rate debt are based on rates as of March 31, 2022 and include the estimated impact of our interest rate swap agreements.
(b)Represents contractual payments on aircraft that we lease from corporate aircraft owners and contractual payments on our office and facility leases.
A summary of our purchase obligations can be found in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. During the three months ended March 31, 2022 we purchased 20 aircraft under the existing commitments. In April 2022, we entered into an agreement with Boeing to remove cancellation rights for certain Boeing 737 MAX aircraft that we had ordered. These aircraft are expected to be delivered in 2024 through 2026 and have a total value of approximately $8.3 billion based on the current list price; the actual purchase prices are expected to be significantly lower. We now have commitments to purchase 464 aircraft (including 16 purchase and leaseback transactions, and excluding aircraft for which we have cancellation rights and aircraft with contracted sales at delivery), 32 engines, 16 helicopters and other commitments through 2027. The timing of our purchase obligations is based on current estimates. We have the right to reschedule the delivery dates of certain of our aircraft to future dates.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of March 31, 2022, December 31, 2021 and March 31, 2021:

	March 31, 2022	December 31, 2021	March 31, 2021
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$14,653	$16,571	$9,139

Ordinary shares issued	250,347,345	250,347,345	138,847,345
Treasury shares	(4,728,473)	(4,951,897)	(8,112,904)
Ordinary shares outstanding	245,618,872	245,395,448	130,734,441
Shares of unvested restricted stock	(5,845,011)	(5,822,811)	(2,591,959)
Ordinary shares outstanding, excluding shares of unvested restricted stock	239,773,861	239,572,637	128,142,482

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$61.11	$69.17	$71.32
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2022.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, debt issuance costs, upfront fees and other impacts, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,		Percentage Difference
	2022	2021
	(U.S. Dollars in millions)
Basic lease rents	$1,554	$889	75%
Interest expense	381	281	36%
Adjusted for:
Mark-to-market of interest rate caps and swaps	36	10	NA
Interest expense excluding mark-to-market of interest rate caps and swaps	417	291	43%
Net interest margin	$1,137	$598	90%
Depreciation and amortization, including maintenance rights expense	(684)	(401)	71%
Net interest margin less depreciation and amortization	$453	$197	130%

Average lease assets	$62,137	$36,362	71%

Annualized net spread	7.3%	6.6%
Annualized net spread less depreciation and amortization	2.9%	2.2%
Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, investment in finance leases and maintenance rights assets.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$48,913	$50,205
Adjusted for:
Cash and cash equivalents	(1,186)	(1,729)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$46,602	$47,351

Equity	$14,730	$16,647
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$15,855	$17,772

Adjusted debt/equity ratio	2.94 to 1	2.66 to 1

Summarized financial information of issuers and guarantors
AGAT/AICDC Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AICDC have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 16—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
AICDC and certain AGAT/AICDC Guarantors are holding companies and therefore hold equity interests in directly held subsidiaries, amongst having other trading activities. As a result, AICDC and certain AGAT/AICDC Guarantors can receive, where possible, dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 16—Debt” and our audited Consolidated Financial Statements and “Note 15—Debt”, included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022, for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).

Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.

The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland and ILFC (collectively, the “Obligor Group”) as of March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	March 31, 2022	December 31, 2021
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$7,726	$8,483
Intercompany receivables	32,530	32,806
Total assets	43,241	44,631

Debt	38,061	38,726
Intercompany payables	5,472	5,650
Total liabilities	45,534	46,710
Non-controlling interest	77	77

Three Months Ended
March 31, 2022
(U.S. Dollars in millions)
Total revenues and other income (a)	$647
Total expenses (b)	977
Loss before income taxes and loss of investments accounted for under the equity method	(330)
Net loss	(290)
Net loss attributable to AerCap Holdings N.V.	(290)

(a)Total revenues include interest income from non-obligor entities of $277 million.
(b)Total expenses include interest expense to non-obligor entities of $14 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 16—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps and interest rate swaps using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2022. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2022 - remaining	2023	2024	2025	2026	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,824.1	$2,125.6	$1,353.3	$318.3	$200.0	$16.7	$61.5
Weighted average strike rate	1.8%	2.0%	1.4%	1.8%	2.0%	2.0%

	2022 - remaining	2023	2024	2025	2026	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$2,400.5	$994.3	$300.0	$275.0	$—	$—	$(16.0)
Weighted average pay rate	2.8%	2.7%	1.9%	1.9%	—	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR or Term SOFR, as applicable.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases and helicopter purchase agreements denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency-denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 25—Commitments and contingencies” in this report.
Item 1A. Risk Factors
There have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: May 17, 2022